Exhibit 12.1

Apollo Commercial Real Estate Finance, Inc.

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	For the nine months ended September 30, 2016		For the year ended December 31,
			2015		2014		2013		2012		2011
Fixed Charges
Interest-Expensed	$32,222		$30,149		$15,129		$3,727		$7,753		$15,416
Interest-Expensed Convert	10,508		14,011		8,493		—		—		—
Interest-Capitalized	3,721		2,900		8,795		566		597		680
Interest-Capitalized TALF	—		—		—		—		—		—
Preferred Stock Dividends	20,985		11,884		7,440		7,440		3,079		—
Total Fixed Charges	67,437		58,945		39,857		11,733		11,428		16,095
Earnings
Net Income	98,849		91,372		75,300		45,045		37,102		25,883
Less: Equity Investments Income	(207)		(3,464)		157		—		—		—
Adjusted Net Income	98,642		87,908		75,457		45,045		37,102		25,883
Add Back:
Fixed Charges	67,437		58,945		39,857		11,733		11,428		16,095
Amortization of Capitalized Interest	3,199		4,700		2,918		866		1,962		1,455
Less:
Interest Capitalized	(3721)		(2,900)		(8,795)		(566)		(597)		(680)
Total Earnings	165,557		148,653		109,437		57,078		49,896		42,753
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.45	x	2.52	x	2.75	x	4.86	x	4.37	x	2.66	x